Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-137376
May 13, 2009
Final Term Sheet
BioMed Realty Trust, Inc.
16,000,000 Shares of Common Stock

Issuer:	BioMed Realty Trust, Inc. (the “Company”)

Symbol:	NYSE: BMR

Security:	Common stock, par value $0.01 per share

Size:	16,000,000 shares of common stock, representing an increase of 2,000,000 shares over the 14,000,000 shares described in the preliminary prospectus filed with the SEC on May 12, 2009

Over-Allotment Option:	2,400,000 additional shares of common stock, representing 300,000 shares more than the 2,100,000 over-allotment shares described in the preliminary prospectus

Shares outstanding after the offering:	97,181,196 shares (99,581,196 shares if the over-allotment option is exercised in full)

Public offering price:	$10.40 per share

Trade date:	May 13, 2009

Settlement and delivery date:	May 18, 2009

Underwriting discounts and commissions:	$0.416 per share; $6,656,000 total ($7,654,400 if over-allotment option is exercised in full)

Proceeds to the Company, before expenses:	$9.984 per share; $159,744,000 total ($183,705,600 if over-allotment option is exercised in full)

Use of proceeds:	The Company expects the net proceeds of this offering to be approximately $159,444,000, after deducting the underwriting discounts and commissions and the Company’s estimated offering expenses. If the over-allotment option is exercised in full, the Company expects net proceeds of approximately $183,405,600. The Company will contribute the net proceeds of this offering to BioMed Realty, L.P., its operating partnership. The operating partnership intends to subsequently use the net proceeds of the offering to repay a portion of the outstanding indebtedness under our $600.0 million unsecured line of credit and for other general corporate and working capital purposes.

Lead Managers:	Raymond James & Associates, Inc. KeyBanc Capital Markets Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC Credit Suisse Securities (USA) LLC

Co-Managers:	Deutsche Bank Securities Inc. Robert W. Baird & Co. Incorporated Oppenheimer & Co. Inc. Stifel, Nicolaus & Company, Incorporated FBR Capital Markets & Co.

Relationships:	An affiliate of each of Raymond James & Associates, Inc., KeyBanc Capital Markets Inc., Wachovia Capital Markets, LLC and Credit Suisse Securities (USA) LLC is a lender under our $600.0 million unsecured line of credit. A portion of the net proceeds will be received by these affiliates because we intend to use the net proceeds to repay a portion of the outstanding borrowings under our $600.0 million unsecured line of credit.

     The issuer has filed a registration statement (including a prospectus dated September 15, 2006 and a preliminary prospectus supplement dated May 12, 2009) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Raymond James & Associates, Inc. toll free at 1-800-248-8863; KeyBanc Capital Markets Inc. at 216-563-2018; Morgan Stanley & Co. Incorporated at prospectus@morganstanley.com or toll free at 1-866-718-1649; UBS Investment Bank toll free at 1-888-827-7275, extension 2884; Wachovia Capital Markets, LLC toll free at 1-800-326-5897; or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037. You may also access the preliminary prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1289236/000093639209000264/a52506pre424b5.htm